UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*
Spirit AeroSystems Holdings, Inc.
(Name of Issuer)
Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)
848574109
(CUSIP Number)
March 20, 2024
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

Steadfast Capital Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,401,282

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,401,282

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,401,282

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

American Steadfast, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,391,312

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,391,312

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,391,312

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast International Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,009,970

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,009,970

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,009,970

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.5%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS

Robert S. Pitts, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,401,282

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,401,282

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,401,282

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5%

12.	TYPE OF REPORTING PERSON

IN

This statement is filed with respect to Common Stock (as defined below) of the Issuer (as defined below) beneficially owned by the Reporting Persons (as defined below) as of March 20, 2024.
Item 1(a).	Name of Issuer:
Spirit AeroSystems Holdings, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
3801 South Oliver
Wichita, Kansas 67210

Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:
- Steadfast Capital Management LP, a Delaware limited partnership (the “Investment Manager”).
- American Steadfast, L.P., a Delaware limited partnership (“American Steadfast”).
-	Steadfast International Master Fund Ltd., a Cayman Islands exempted company (the “Offshore Fund”).
- Robert S. Pitts, Jr., a United States Citizen (“Mr. Pitts”).
Mr. Pitts is the controlling principal of the Investment Manager. The Investment Manager has the power to vote and dispose of the securities held by American Steadfast and the Offshore Fund.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The business address of each of Mr. Pitts, the Investment Manager and American Steadfast is 450 Park Avenue, 20th Floor, New York, New York 10022.
The business address of the Offshore Fund is c/o Morgan Stanley Fund Services (Cayman) Ltd., 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.
Item 2(c).	Citizenship:
Each of the Investment Manager and American Steadfast is a limited partnership formed under the laws of the State of Delaware.
The Offshore Fund is an exempted company formed under the laws of the Cayman Islands.
Mr. Pitts is a citizen of the United States.
Item 2(d).	Title of Class of Securities:
Class A Common Stock, $0.01 par value per share (“Common Stock”)
Item 2(e).	CUSIP Number:
848574109

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer.
(a)	Amount beneficially owned:
As of March 20, 2024*, the reporting persons beneficially owned an aggregate of 6,401,282 shares of the Issuer’s Common Stock. Specifically:
(i)	The Investment Manager beneficially owned 6,401,282 shares of Common Stock.
(ii)	American Steadfast beneficially owned 2,391,312 shares of Common Stock.
(iii)	The Offshore Fund beneficially owned 4,009,970 shares of Common Stock.
(iv)	Mr. Pitts beneficially owned 6,401,282 shares of Common Stock.
(v)	Collectively, the Reporting Persons beneficially owned 6,401,282 shares of Common Stock.
(b)	Percent of class:
As of March 20, 2024*, the Reporting Persons may be deemed to have beneficially owned 6,401,282 shares of Common Stock or 5.5% of the Issuer’s Common Stock outstanding, which percentage was calculated based on 116,053,453 shares of Common Stock outstanding as of January 18, 2024, as per the information reported in the Issuer’s Form 10-K filed February 22, 2024.  Specifically:

(i)	The Investment Manager’s beneficial ownership of 6,401,282 shares of Common Stock represented 5.5% of the outstanding Common Stock.
(ii)	American Steadfast’s beneficial ownership of 2,391,312 shares of Common Stock represented 2.1% of the outstanding Common Stock.
(iii)	The Offshore Fund’s beneficial ownership of 4,009,970 shares of Common Stock represented 3.5% of the outstanding Common Stock.
(iv)	Mr. Pitts’ beneficial ownership of 6,401,282 shares of Common Stock represented 5.5% of the outstanding Common Stock.
(v)	Collectively, the Reporting Persons’ beneficial ownership of 6,401,282 shares of Common Stock represented 5.5% of the outstanding Common Stock.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote of Common Stock:
Not applicable.
(ii)	Shared power to vote or to direct the vote of Common Stock:
American Steadfast had shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 2,391,312 shares of Common Stock beneficially owned by American Steadfast.
The Offshore Fund had shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 4,009,970 shares of Common Stock beneficially owned by the Offshore Fund.
(iii)	Sole power to dispose or to direct the disposition of Common Stock:
Not applicable.
(iv)	Shared power to dispose or to direct the disposition of Common Stock:
American Steadfast had shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 2,391,312 shares of Common Stock beneficially owned by American Steadfast.
The Offshore Fund had shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 4,009,970 shares of Common Stock beneficially owned by the Offshore Fund.
*As of March 28, 2024, the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit B.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	April 1, 2024
STEADFAST CAPITAL MANAGEMENT LP

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

AMERICAN STEADFAST, L.P.
By: STEADFAST CAPITAL MANAGEMENT LP, Attorney-in-Fact

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST INTERNATIONAL MASTER FUND LTD.

By:	/s/ Sheena Koshy
Sheena Koshy
Director

/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock of Spirit AeroSystems Holdings, Inc., dated April 1, 2024 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated:	April 1, 2024
STEADFAST CAPITAL MANAGEMENT LP

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

AMERICAN STEADFAST, L.P.
By: STEADFAST CAPITAL MANAGEMENT LP, Attorney-in-Fact

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST INTERNATIONAL MASTER FUND LTD.

By:	/s/ Sheena Koshy
Sheena Koshy
Director

/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.

EXHIBIT B
Steadfast Capital Management LP
American Steadfast, L.P.
Steadfast International Master Fund Ltd.
Robert S. Pitts, Jr.